                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                         _______________

                           SCHEDULE 13D/A
             Under the Securities Exchange Act of 1934

                        (Amendment No. 10)


                         Grow Group, Inc.
                         (Name of issuer)


              Common Stock, par value $.10 per share
                  (Title of class of securities)

                           399820-10-9
                          (CUSIP Number)


                       JOSE GREGORIO GARCIA
              CORIMON, S.A.C.A., CALLE HANS NEUMANN
            EDIFICION CORIMON, LOS CORTIJOS DE LOURDES
            CARACAS, VENEZUELA 0171  011 (582) 203-5560
     (Name, address and telephone number of person authorized to receive notices and communications)

                        February 14, 1995
     (Date of event which requires filing of this statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
   (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                     (Continued on following pages)

                       (Page 1 of 13 pages)

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   --------------------                   ---------------------
   CUSIP NO.  399820-10-9      13D           Page 2 of 13 Pages
   --------------------                   ---------------------
   -----------------------------------------------------------
   -
    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Corimon Corporation
   -----------------------------------------------------------
   -
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [  ]
                                                (b)  [  ]
   -----------------------------------------------------------
   -
    3.  SEC USE ONLY

   -----------------------------------------------------------
   -
    4.  SOURCE OF FUNDS

        Not Applicable
   -----------------------------------------------------------
   -
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
   -----------------------------------------------------------
   -
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
   -----------------------------------------------------------
   -
                  7.   SOLE VOTING POWER
     NUMBER OF              4,025,841 shares
       SHARES     --------------------------------------------
   -
   BENEFICIALLY   8.   SHARED VOTING POWER
     OWNED BY               -0-
       EACH
                  ---------------------------------------------
    REPORTING     9.   SOLE DISPOSITIVE POWER
      PERSON                4,025,841 shares
       WITH
                  ---------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                            -0-
   -----------------------------------------------------------

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

             4,025,841 shares
   -----------------------------------------------------------
   -
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                     [  ]
   -----------------------------------------------------------
   -
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.00%
   -----------------------------------------------------------
   -
   14.  TYPE OF REPORTING PERSON
             CO
   -----------------------------------------------------------
   -
     * SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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   --------------------                   ---------------------
   CUSIP NO.  399820-10-9      13D           Page 3 of 13 Pages
   --------------------                   ---------------------
   -----------------------------------------------------------
   -
    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Corimon International Holdings Limited
   -----------------------------------------------------------
   -
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]
                                                (b)  [  ]
   -----------------------------------------------------------
   -
    3.  SEC USE ONLY

   -----------------------------------------------------------
   -
    4.  SOURCE OF FUNDS

        Not Applicable
   -----------------------------------------------------------
   -
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
   -----------------------------------------------------------
   -
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
   -----------------------------------------------------------
   -
                  7.   SOLE VOTING POWER
     NUMBER OF              4,025,841 shares
       SHARES     --------------------------------------------
   -
   BENEFICIALLY   8.   SHARED VOTING POWER
     OWNED BY               -0-
       EACH       --------------------------------------------
   -
    REPORTING     9.   SOLE DISPOSITIVE POWER
      PERSON                4,025,841 shares
       WITH       --------------------------------------------
   -
                  10.  SHARED DISPOSITIVE POWER
                            -0-
   -----------------------------------------------------------
   -
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
             4,025,841 shares (possible indirect beneficial
             ownership)
   -----------------------------------------------------------
   -
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES


                                                     [  ]
   -----------------------------------------------------------
   -
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.00%
   -----------------------------------------------------------
   -
   14.  TYPE OF REPORTING PERSON
             HC, CO
   -----------------------------------------------------------
   -

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   --------------------                   ---------------------
   CUSIP NO.  399820-10-9      13D           Page 4 of 13 Pages
   --------------------                   ---------------------
   -----------------------------------------------------------
   -
    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Corimon, S.A.C.A.
   -----------------------------------------------------------
   -
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]
                                                (b)  [  ]
   -----------------------------------------------------------
   -
    3.  SEC USE ONLY

   -----------------------------------------------------------
   -
    4.  SOURCE OF FUNDS

        Not Applicable
   -----------------------------------------------------------
   -
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
   -----------------------------------------------------------
   -
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Venezuela
   -----------------------------------------------------------
                  7.   SOLE VOTING POWER
     NUMBER OF              4,025,841 shares
       SHARES     ----------------------------------------
   BENEFICIALLY   8.   SHARED VOTING POWER
     OWNED BY               -0-
       EACH
                  ----------------------------------------
    REPORTING     9.   SOLE DISPOSITIVE POWER
      PERSON                4,025,841 shares
       WITH
                  ----------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                            -0-
   -----------------------------------------------------------
   -
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
             4,025,841 shares (possible indirect beneficial
             ownership)
   -----------------------------------------------------------
   -
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES


                                                     [  ]
   -----------------------------------------------------------
   -
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.00%
   -----------------------------------------------------------
   -
   14.  TYPE OF REPORTING PERSON
             HC, CO
   -----------------------------------------------------------
   -

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   Item 1    Security and Issuer

             This statement relates to the common stock, par

   value $.10 per share (the "Common Stock"), of Grow Group,

   Inc., a New York corporation, (the "Company").  The

   principal executive offices of the Company are located at

   200 Park Avenue, New York, New York 10166.



   Introductory Statement.

             This statement is filed on behalf of Corimon

   Corporation, a Delaware corporation ("Corimon Corp."),

   which is a wholly-owned subsidiary of Corimon International

   Holdings Limited ("Holdings"), which is a wholly-owned

   subsidiary of Corimon, S.A.C.A., a Venezuelan corporation

   ("Corimon").  The principal executive offices of Corimon

   Corp., Holdings and Corimon are located at Edificio

   Corimon, Calle Hans Neumann, Los Cortijos de Lourdes,

   Caracas, Venezuela.  Corimon Corp., Holdings and Corimon

   are herein referred to collectively as the "Reporting

   Persons."  In a private transaction, prior to February 14,

   1995, Corimon Corp. acquired 500 additional shares (a non-

   material amount) of the Company's Common Stock in order to maintain its percentage ownership above 25%.

             This Amendment No. 10 otherwise includes

   amendments to Items 4 and 6 only.
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   Item 4    Purpose of Transaction

             The following supplements, but does not replace,

   the contents of Item 4 of this report on Schedule 13D, as

   previously amended.  Reference is made to the Standstill

   Agreement and the Registration Rights Agreement, between

   the Company, on the one hand, and Corimon and/or Corimon

   Corp., on the other.  Reference is also made to the

   financing transactions by Corimon Corp. with Fidelity

   Capital & Income Fund ("FCI"), as more fully described

   under Item 6 below.

             By a letter agreement dated February 14, 1995

   among the Company, Corimon and Corimon Corp., the

   Standstill Agreement was amended to extend the term thereof in Section 1.2 for an additional year, or more specifically until the earlier of (i) the date on which directors of the

   Company are elected at the Company's 1996 Annual Meeting of shareholders or (ii) October 31, 1996.  Further, the

   Company consented to the issuance by Corimon Corp. to FCI

   of $8 million of Exchangeable Preferred Stock of Corimon

   Corp., which is exchangeable for 516,129 shares of the

   Common Stock of the Company, and to the transfer of such

   shares to FCI in accordance with the terms of such

   Preferred Stock.  Additionally, the Company consented to

   the pledge by Corimon Corp. to FCI of up to 1,350,000

   shares of the Company's Common Stock held by Corimon Corp.

   to secure indebtedness of Corimon Corp. owing to FCI.  A

   copy of such letter agreement dated February 14, 1995 is

   filed as Exhibit 8 hereto.  The
   foregoing description is subject to and qualified in its

   entirety by reference to such exhibit, which is

   incorporated herein by reference.

             By Amendment to Registration Rights Agreement,

   dated February 14, 1995, between the Company and Corimon,

   the Company agreed to certain modifications of the

   Registration Rights Agreement necessary for Corimon to

   assign certain of its rights and obligations, relating to

   the above-mentioned 516,129 shares of the Company's Common

   Stock, subject to customary adjustments, to FCI.  A copy of such Amendment dated February 14, 1995 is filed as Exhibit

   9 hereto.  The foregoing description is subject to and

   qualified in its entirety by reference to such exhibit,

   which is incorporated herein by reference.



   Item 6.   Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer

             The following supplements, but does not replace,

   the contents of Item 6 of this report on Schedule 13D, as

   previously amended.  On February 14, 1995, Corimon Corp.

   issued to FCI in a private transaction:  (i) $8 million (or

   516,129 shares) of its Prime Rate Series A Cumulative

   Exchangeable Preferred Stock ("Preferred Stock") and (ii)

   $9,939,175 principal amount of its Put Notes due 2000 ("Put

   Notes").

             The Preferred Stock is exchangeable after

   October 31, 1995 for 516,129 shares of the Company's Common

   Stock, subject to customary adjustments; provided that

   Corimon Corp. always has the option of delivering cash in

   lieu of Common Stock of the Company.  The terms of the

   Preferred Stock are established by the Certificate of

   Designations therefor, which is filed as Exhibit 10 hereto,

   and which is incorporated herein by reference.

             The Put Notes mature in five years, bear interest

   payable quarterly at the prime rate, and are exchangeable

   for common shares (or the equivalent in ADSs) of Corimon;

   provided that Corimon always has the option of delivering

   cash in lieu of its shares or ADSs.

             For purposes of the Preferred Stock, Corimon

   Corp. placed in escrow with U.S. Trust Company of New York

   ("Escrow Agent"), pursuant to an Escrow Agreement dated

   February 14, 1995 between itself and Escrow Agent, 516,129 shares of the Company's Common Stock into which such

   Preferred Stock is exchangeable.  The purpose of such

   Escrow Agreement is to prevent the disposition of the

   escrowed shares in a manner that would be inconsistent with the exchange rights of the holder of the Preferred Stock.

   Otherwise, Corimon Corp. retains the rights to vote such

   shares, receive regular cash dividends thereon and direct

   the disposition thereof in the case of any extraordinary

   corporate transaction affecting the Company.

             In connection with the issuance of the Put Notes,

   Corimon Corp. pledged 1,336,360 shares of the Company's

   Common Stock to U.S. Trust Company of New York ("Collateral

   Agent"), pursuant to a Pledge Agreement dated February 14,

   1995 between itself and Pledge Agent, to secure its

   obligations to FCI under the Put Notes.  Except in the case of an event of default in respect of the Put Notes, Corimon

   Corp. retained the rights to vote such shares, receive

   regular cash dividends thereon and direct the disposition

   thereof in the case of any extraordinary corporate

   transaction affecting the Company.

             Except as noted above, Corimon Corp. considers

   that it has retained the voting power and the investment

   power with respect to the above-mentioned escrowed and

   pledged securities.  However, depending upon future events,

   based on such arrangements, such power may in the future be exercised by the Escrow Agent, the Collateral Agent or FCI.

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   Item 7.   Material to be Filed as Exhibits

             Additional exhibits as follows are filed herewith:

             Exhibit 8 Letter Agreement dated February 14, 1995 by and among Corimon
                            Corporation, Corimon, S.A.C.A. and
                            Grow Group, Inc. (with respect to
                            the Standstill Agreement)

             Exhibit 9      Amendment to Registration Rights
                            Agreement, dated February 14,
                            1995, by and between Grow Group,
                            Inc. and Corimon S.A.C.A.

             Exhibit 10     Certificate of Designations for
                            Corimon Corporation Exchangeable
                            Preferred Stock

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                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CORIMON CORPORATION


                                      By: /s/ Arthur W. Broslat
                                          Name:  Arthur W. Broslat
                                          Title: Director


                                      Date:  February 23, 1995

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                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            CORIMON INTERNATIONAL HOLDINGS
                            LIMITED


                            By: /s/ Arthur W. Broslat
                                Name:  Arthur W. Broslat
                                Title: President


                            Date:  February 23, 1995

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                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            CORIMON, S.A.C.A.


                            By: /s/ Arthur W. Broslat

                                Name:  Arthur W. Broslat
                                Title: Executive Vice President


                            By: /s/ Jose Gregorio Garcia

                                Name:  Jose Gregorio Garcia
                                Title: Corporate Treasurer


                            Date:  February 23, 1995

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                        INDEX TO EXHIBITS


                                                     Sequentially
                                                       Numbered
   Exhibit No.          Description                      Page

   8                    Letter Agreement dated
                        February 14, 1995 by and
                        among Corimon Corporation,
                        Corimon, S.A.C.A. and Grow
                        Group, Inc. (with respect
                        to the Standstill
                        Agreement)

   9                    Amendment to Registration
                        Rights Agreement, dated
                        February 14, 1995, by and
                        between Grow Group, Inc.
                        and Corimon S.A.C.A.

   10                   Certificate of Designations
                        for Corimon Corporation
                        Exchangeable Preferred
                        Stock